September 7, 2007

Sheldon Kales
President
Security Devices International Inc.
120 Adelaide Street West
Suite 2500
Toronto, Ontario
Canada M5H 1T1

      Re: Security Devices International Inc.
              Registration Statement on Form SB-2
              Filed August 24, 2007
              File No. 333-143301

Dear Mr. Kales:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Notes to Financial Statements, page 6

Note 6. Stock-based Compensation, page 16

1.   Please refer to prior comment 4 from our letter dated August 8, 2007. We note that you issued 1,550,000 and 100,000 options to purchase common stock on October 31, 2006 and November 14, 2006, respectively, and that you determined the fair of your common stock underlying these issuances based on a *weighted average* fair value for each grant date. We also note that your common stock was publicly trading at $.65 per share and $1.90 per share on October 31, 2006 and November 14, 2006, respectively. We similarly note you used a *weighted average* fair value of your common stock within the assumptions to value your

stock options granted during the six months ended May 31, 2007. Please tell us and revise your filing to explain why you used a weighted average fair value of your common stock underlying each stock option granted during the year ended November 30, 2006 and the six months ended May 31, 2007 rather than your actual publicly traded stock price on each grant date. Include in your response a detailed discussion of how you determined the weighted average fair value of your common stock.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tara Harkins at 202-551-3639 or me at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at 202-551-3637 with any other questions.

Sincerely,

Lynn Dicker
Reviewing Accountant

cc: (via fax)   William T. Hart, Esq.